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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Kraton Polymers LLC

Full Name of Registrant

Former Name if Applicable

15710 John F. Kennedy Blvd., Suite 300

Address of Principal Executive Office (Street and Number)
Houston, TX 77032

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Kraton Polymers LLC (“Kraton”) is delayed in preparing and filing its annual report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”), because it requires additional time to complete the analysis of the accounting issue described below. The Company currently expects to file the Form 10-K by April 15, 2007.
     In connection with the closing procedures for Kraton’s fiscal year ended December 31, 2006, Kraton is evaluating the accounting treatment for certain tax allowances it took in 2004. Kraton recently discovered the accounting issue with this tax allowance and, in accordance with its policies, is evaluating the issue and its impact prior to making any determination as to its effects on the 2004 financial statements and the materiality of the required revision. As a result, as of the date hereof, Kraton is continuing to analyze the effect of the financial impact of this issue and expects to conclude its evaluation during the week of April 2, 2007.
     If Kraton determines that this tax allowance requires an adjustment, Kraton’s net loss for the year could increase by as much as $4 million. It is not known at this time whether Kraton’s financial results for the years ended December 31, 2005 and December 31, 2006 will be affected by the outcome of Kraton’s analysis.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Joseph J. Waiter	281	504-4740
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kraton Polymers LLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 2, 2007	By	/s/ Nicholas G. Dekker

Nicholas G. Dekker
Vice President and Chief Financial Officer